UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Amendment to Equity Compensation of Independent Chairman of the Board

On April 28, 2026, the Board of Directors (the “Board”) of Freightos Limited (the “Company”) approved an amendment to the previously disclosed equity compensation of Udo Lange, the Company’s independent Chairman of the Board, who was appointed to serve in that role on July 28, 2025.

As described in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 4, 2025, upon his assumption of the chairmanship of the Board on July 28, 2025, Dr. Lange received a one-time grant of equity compensation, consisting of options to purchase 300,000 of the Company’s ordinary shares, par value $0.00001 per share (“ordinary shares”), and restricted share units (“RSUs”) with an approximate value of $300,000.

Under the original grant terms for the RSUs, the first tranche of RSUs was to consist of 24,390 RSUs that would settle for 24,390 ordinary shares on the one-year anniversary of Dr. Lange’s appointment— July 28, 2026. Over the course of a subsequent period of four years following that initial settlement date, additional RSUs were to settle for ordinary shares on a quarterly basis, with the number of underlying ordinary shares to be received by Dr. Lange each quarter to be determined based on a value of $15,000, divided by a value per RSU equal to the 30-day average closing price of the ordinary shares prior to the relevant settlement date (but subject to a minimum price of $2.46).

Under the amended terms of the initial, one-time RSU grant approved by the Board, the number of RSUs to be received by Dr. Lange will no longer be determined based on the future trading price of the ordinary shares and will instead be comprised of a finite number of RSUs— 121,952 RSUs. The 121,952 RSUs will vest and settle for 121,952 underlying ordinary shares in equal annual installments, of 30,488 ordinary shares each, on the first four anniversaries of the original July 28, 2025 grant date (such that Dr. Lange will receive 30,488, not 24,390, ordinary shares, on the initial July 28, 2026 settlement date).

Unlike the one-time RSU award, the one-time options award granted to Dr. Lange upon his appointment as Chairman of the Board has not been modified by the Board.

Incorporation by Reference

The information in this Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: May 26, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel